Request for Voting Instructions (“VIF”)

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

DEREK OIL & GAS CORPORATION

(Name of Company)

TO BE HELD AT Suite 1710 – 1177 West Hastings Street, Vancouver, B.C. V6E 2L3

(Location of Meeting)

ON       Friday,                 September 23,  2005            ,    AT    11:00 AM

             (Day of week)                       (Month/day)                        (Year)             (Time of Meeting)

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below.  Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions.  In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions.  Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Price Waterhouse Coopers LLP as auditors of the Company		N/A
2. To determine the number of Directors at five (5)		N/A
3. To elect as Director, W. PATRICK BOSWELL		N/A
4. To elect as Director, EDWARD G. BYRD		N/A
5. To elect as Director, BARRY C.J. EHRL		N/A
6. To elect as Director, JOHN LUSH		N/A
7. To elect as Director, ALAN H. STEVENS		N/A
8. To approve an ordinary resolution for renewal of the Company’s Stock Option Plan (2005)			N/A
9. To authorize the directors to grant Director and Employee options			N/A
10. To approve and ratify Directors' actions during the past year			N/A
11. To approve of the transaction of other business to come before the Meeting			N/A

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

(If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.)

SECURITYHOLDER SIGN HERE:

DATE SIGNED:

THIS FORM MUST BE SIGNED AND DATED ABOVE.

****Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.****

Should you wish to attend the meeting and vote or have someone else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place provided below and a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote.  If you require assistance in this regard, please contact Bernadette Villarica  at Computershare Trust Company of Canada at 604-661-9400, ext. 4215.

(enter name of CSR here)

PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE:

SECURITYHOLDER SIGN HERE:

DATE SIGNED:

PLEASE SIGN AND DATE.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "COMPUTERSHARE TRUST COMPANY OF CANADA " no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Computershare Trust Company of Canada  is 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, and its fax number is

1-866-249-7775.

IF A HOLDER I.D. AND HOLDER CODE APPEAR IN THE ADDRESS BOX ON THE FACE OF THIS FORM

 BENEFICIAL SECURITYHOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683)

 OR INTERNET VOTING AT http://www.stocktronics.com/webvote